

December 15, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: ProShares Trust II
Issuer CIK: 0001415311
Issuer File Number: 333-244420/001-34200
Form Type: 8-A12B
Filing Date: December 15, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- ProShares VIX Short-Term Futures ETF (VIXY)
- ProShares VIX Mid-Term Futures ETF (VIXM)
- ProShares Ultra VIX Short-Term Futures ETF (UVXY)
- ProShares Short VIX Short-Term Futures ETF (SVXY)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listings Analyst